Exhibit 99.1

EnerCom Conference August 2017

Disclaimers This presentation has been prepared by Sundance Energy Australia Limited (ABN 76 112 202 883). Summary information This presentation contains summary information about Sundance and its activities current as at 7 August 2017 ("Information"). The Information in this presentation is subject to change without notice and does not purport to be complete or comprehensive. It does not purport to summarise all information that an investor should consider when making an investment decision. It should be read in conjunction with Sundance’s other periodic and continuous disclosure announcements lodged with ASX Limited, which are available at www.asx.com.au. You are advised to read this disclaimer carefully before reading or making any other use of this document or any information contained in this document. In accepting this document, you agree to be bound by the following terms and conditions including any modifications to them. Sundance reserves the right to vary the timetable included in this presentation. Financial data All share price information is in Australian dollars (A$) and all other dollar values are in United States dollars (US$) unless stated otherwise. Sundance’s results are reported under Australian International Financial Reporting Standards. Forward Looking Statements This presentation includes forward-looking statements. These statements relate to Sundance’s expectations, beliefs, intentions or strategies regarding the future. These statements can be identified by the use of words like “anticipate”, “believe”, “intend”, “estimate”, “expect”, “may”, “plan”, “project”, "forecast", “will”, “should”, "could", “seek” and other similar words or expressions. The forward-looking statements reflect the Company’s views and assumptions with respect to future events as of the date of this presentation and are subject to a variety of unpredictable risks, uncertainties, and change without notice, as are statements about market and industry trend, which are based on interpretations of current market conditions. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, many of which are beyond our ability to control or predict. Given these uncertainties, investors should not place undue reliance on any forward-looking statements attributable to Sundance, or any of its affiliates, advisors or other persons acting on its behalf. Although every effort has been made to ensure this presentation sets forth a fair and accurate view, Sundance and its directors, officers, employees, advisers, agents and intermediaries disclaim any obligation or undertaking to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Past performance information given in this presentation is given for illustrative purposes only and should not be relied upon as (and is not) an indication of the Company’s views on its future financial performance or condition. Investors should note that past performance, including past share price performance, of Sundance cannot be relied upon as an indicator of (and provides no guidance as to) future Sundance performance including future share price performance. The Information has been obtained from or based on sources believed by Sundance to be reliable. To the maximum extent permitted by law, Sundance, its officers, employees, agents and advisors do not make any representation or warranty (express or implied) as to the fairness, accuracy, completeness, reliability or correctness of the Information, opinions and conclusions, or as to the reasonableness of any assumption contained in this document. By receiving this document and to the extent permitted by law, you release Sundance and its officers, employees, agents, advisors and associates from any liability (including, without limitation, in respect of direct, indirect or consequential loss or damage or loss or damage arising by negligence) arising as a result of the reliance by you or any other person on anything contained in or omitted from this document. Not an offer This presentation is for general information purposes and does not constitute an offer, invitation, solicitation or recommendation in relation to the subscription, purchase or sale of securities in any jurisdiction.

EOG EOG EOG Protege Chesapeake Murphy Anadarko SM-Energy Pioneer Pioneer Pioneer Conoco Conoco Cabot Chesapeake Chesapeake Repsol Repsol Marathon BHP BHP Chesapeake Marathon N Murphy Swift 50 miles Oil Window GOR < 750 Volatile Oil & Condensate Window Dry Gas Window Carrizo PVR Sundance acreage Lewis Lewis SN EP Conoco BHP Dimmit Position Targeting: Eagle Ford Net acres: ~19,000 Gross operated wells completed: 14 PDP PV-10: ~$24.0 million(2) 1P PV-10: ~$33.3 million(2) McMullen/Live Oak/Atascosa Position Targeting: Eagle Ford Net acres: ~24,800 Gross operated wells completed: 72 PDP PV-10: ~$198.6 million(2) 1P PV-10: ~$313.4 million(2) Market cap and enterprise value shown as at 7 August 2017, based on cash of $4.3mm and debt of $192mm as at 30 June 2017 Based on internal mid-year reserves valuation (as of July 2017) using NYMEX strip at 30 June 2017. 43,800 acre core position in the western Eagle Ford Executive Summary Ticker SEA (ASX) SNDE (Nasdaq) Share count (ASX) 1,253 million ADR count (Nasdaq) 12.53 million Market cap US$59 million(1) Enterprise value US$247 million(1) Proved reserves 42.7 mmboe(2) Pre-tax 1P PV-10 US$347 million(2) Pre-tax PDP PV-10 US$223 million(2) 2017E exit rate (boe/d) 9,000 – 10,000

Evolution In The Eagle Ford – Building Critical Mass 2013 2014 EFS Acreage (Gross / Net): 10,165 / 8,101 EFS Production (Boe/d): 1,371 EFS Reserves (Mmboe): 10.27 EFS Acreage (Gross / Net): 38,695/ 26,160 EFS Production (Boe/d): 4,187 EFS Reserves (Mmboe): 18.13 2015 EFS Acreage (Gross / Net): 48,607 / 40,050 EFS Production (Boe/d): 6,167 EFS Reserves (Mmboe): 23.9 2016 Current 2017 EFS Acreage (Gross / Net): 50,630 / 42,776 EFS Production (Boe/d): 5,389 EFS Reserves (Mmboe): 28.0 EFS Acreage (Gross / Net): 52,000 / 43,800 EFS Exit Rate Production (Boe/d): 9,000 – 10,000 EFS Reserves (Mmboe) (1): 42.70 Based on internal mid-year reserves valuation (as of July 2017) using NYMEX strip at 30 June 2017. Reserves estimates for years prior to 2017 are calculated using SEC pricing. Volatile Oil & Condensate Window Oil Window Dry Gas Window Volatile Oil & Condensate Window Oil Window Dry Gas Window Volatile Oil & Condensate Window Oil Window Dry Gas Window Volatile Oil & Condensate Window Oil Window Dry Gas Window Volatile Oil & Condensate Window Oil Window Dry Gas Window - 2,000 4,000 6,000 8,000 10,000 2013 2014 2015 2016 2017E 0 10 20 30 40 50 Production (Boe/d) Proved Reserves (MMboe) SEA Operating Results Reserves (Mmboe) Production (Boe/d) CAGR ~ 53%

Pure play Eagle Ford aggregator Eagle Ford position has grown to 43,800 net acres since entering basin in 2013 Continue upgrading inventory by aggregating assets with returns in the top half of current inventory Divested Oklahoma assets for net proceeds of $16.6 million in 2017 Utilize leading edge well designs to maximize economics Top 2 180-day initial production rates in core operating area Initial 2017 wells outperforming type curves 2017 Dimmit completions demonstrate improving recoveries and economics on 260 potential locations Simple capital structure with no complex long term contractual commitments No debt maturities until 2020 with adequate covenant headroom Pursue opportunities in the near term to increase liquidity without diluting shareholders Shareholder value creation measured by success by growth in production, reserves and net asset value per debt adjusted share Sundance Overview Company Strategy

Drilling completed for 2017 Teal-Hoskins and Liberstat pad completions finished with flowback on 6 net wells beginning in July 2017 Completion crew returns in the second half of the third quarter to finish 2017 program 2017 Development Plan 12 of 14 net wells in McMullen Area - 5.0 10.0 15.0 20.0 25.0 30.0 35.0 40.0 45.0 50.0 - 2.0 4.0 6.0 8.0 10.0 12.0 Q1 2017A Q2 2017E Q3 2017E Q4 2017E Capex $ millions Net Wells SPUD Completions IP Capital Expenditures

Q2 increased to 6,600 boe/d. Q3 production growth driven by 6 net well IPs in July 2017 Production mix 70% oil/12% NGLs 2017 Development Plan 14 net well IPs drive production growth - 2,000 4,000 6,000 8,000 10,000 FY 2016A Q1 2017A Q2 2017A Exit Rate boe/d Base Upside

2017 Development Plan YTD well results significantly outperforming type curves 0 3 6 9 12 15 0 50 100 150 200 250 300 350 Normalized CUM OIL , bo/ft Prduction Time , days Atascosa 2016 - 2017 - CUM OIL Performance ATASCOSA TC PEELER RANCH 10H Peeler Ranch 11H 0 2 4 6 8 10 0 50 100 150 200 250 300 Normalized CUM OIL , bo/ft Prduction Time , days Dimmit 2016 - 2017 - CUM OIL Performance DIMMIT TC TOC EFS 9HF TOC EFS H 5TA TOC EFS H 6TA Shook 11H Red Ranch 32HC

2017 Development Plan YTD well results significantly outperforming type curves LLEF: Lower Lower Eagle Ford , ULEF : Upper Lower Eagle Ford Teal Hoskins 4H , Libersat 3UH completed in ULEF Teal Hoskins 1H and 2H , Libersat 1H and 2H completed in LLEF Early results show a similar performance from the ULEF & LLEF. 0 1 2 3 4 5 6 7 8 0 20 40 60 80 100 120 140 Normalized CUM BO/FT Prduction Time , days McMullen AREA 3 N - S TC 2017 Drilling - CUM OIL Performance LLEF TC ULEF TC Libersat EFS 1H Libersat EFS 2H Libersat EFS 3UH 0 2 4 6 8 10 12 14 16 18 0 20 40 60 80 100 120 140 Normalized CUM BO/FT Prduction Time , days McMullen AREA 4 TC 2017 Drilling - CUM OIL Performance LLEF TC ULEF TC Teal Hoskins EFS 1H Teal Hoskins EFS 2H Teal Hoskins EFS 4H

2017 Development Plan Cost structure Note: F&D is PDP Finding & Development costs and G&A represents cash G&A. F&D cost increase due to higher costs on new frac design modeled against recoveries from old designs Production growth in second half of 2017 leads to dilution of fixed operating costs - 5.00 10.00 15.00 20.00 25.00 30.00 35.00 FY 2016A Q1 2017A FY 2017E $ per boe F&D LOE WOE Prod Taxes G&A $24.27 $30.23 $29.77

Key Benefits / Features $30MM revenue advance repaid through delivery of oil production Addresses near-term liquidity constraints, allowing for execution of 2017 business plan Principal balance is repaid at a rate of $20/bbl in Q4 ’17, and $25/bbl in Q1 ’18 Continue to receive market price for crude with more favorable marketing terms Benefit of new marketing terms more than offset facility cost of capital Establishes strategic, long-term relationship with one of the World’s largest energy marketers Overview of Vitol Revenue Advance Facility

Balance Sheet & Hedges Net Debt 30 June 2017 cash of $4.3mm plus $30mm Vitol advance As of 7 August 2017. 2017 hedges represent the remaining hedges for 2017. Reserve report based on Ryder Scott valuation (dated as of 1 January 2017) using NYMEX strip prices as at 31 December 2016 Oil Hedges (2) $ millions Revolver debt 67.0 Term debt 125.0 Total Long Term Debt $ 192.0 Pro Forma Cash(1) $ 34.3 Net Debt $ 157.7 $30 million net proceeds from Vitol Revenue Advance entered in July 2017 Borrowing base re-affirmed after sale of OK assets with $14 million PDP PV10(3) Revolver matures in May 2020 and term loan in November 2020 $40 $45 $50 $55 $60 - 200,000 400,000 600,000 800,000 1,000,000 1,200,000 1,400,000 2017 2018 2019 2020 Bbls hedged Ave Ceiling Ave Floor Price

277 gross (233 net) remaining locations with 35 net remaining refrac candidates(1) 92 Eagle Ford PDP wells Typical well has >525,000 boe EUR and IRR of ~42%(2) McMullen, Atascosa and Live Oak Counties Asset Overview Proven track-record of improving results Eagle Ford producing wells N 5 miles Atascosa Live Oak SEA JV acreage Sundance acreage SEA Non-Op acreage McMullen Peeler Ranch EFS 11HD IP: 1,059 boe/d choke: 18/64 gpi = 7,380’ Woodward EFS 4HB IP: 1,348 boe/d choke: 12/64 gpi = 6,850’ Teal-Hoskins EFS 1H, 2H & 4H IP: 1,775 boe/d choke: 20/64 gpi = 9,366 Libersat EFS 1H, 2H & 3H IP: 1,300 boe/d choke: 18/64 gpi = 7,058 Based on internal Company estimates at July 2017 Based on internal Company estimates at July 2017, using NYMEX strip prices at July 2017 0 20000 40000 60000 80000 100000 120000 140000 160000 0 200 400 600 800 1000 1200 1400 1600 1800 Cumulative Oil (BO) Producing Days Cum Oil By First Production Year 2012 (2 Wells) 2013 (19 Wells) 2014 (33 Wells) 2015 (9 Wells) 2016 (3) Wells 2017 (8) Wells

Asset Overview

Dimmit County

Upside in Large Contiguous Position

- 260 gross (228 net) remaining locations with proven stagger stack development
- 14 EGFD PDP wells
- Typical well has 464,000 boe EUR and IRR of ~30%[1]

Eagle Ford producing wells


SEA acreage
Volatile Oil Window
Dimmit
Shook EFS 11H
IP: 742 boe/d
choke: 28/64
gpi = 7,400'
Red Ranch EFS 32HC
IP: 1,131 boe/d
choke: 26/64
gpi = 7,338'
Web
N
4 miles

(1) Based on internal Company estimates at July 2017, using NYMEX strip prices at July 2017. IRR is a blended rate between the Red Ranch 32 and the Shook 11 wells.

SUNDANCE energy

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Eagle Ford Inventory Analysis Remaining Drilling Locations(1) Note: Additional details provided for LLEF, ULEF, Refracs, and Dimmit in the Appendix (1) Based on internal Company estimates as at July 2017. McMullen includes Live Oak and Atascosa ULEF: Upper-Lower Eagle Ford LLEF: Lower-Lower Eagle Ford 128 Gross 107 Net 149 Gross 126 Net 128 Gross 112 Net 132 Gross 116 Net 0 10 20 30 40 50 60 0 20 40 60 80 100 120 140 160 180 MCM LLEF MCM ULEF DIMMIT ULEF DIMMIT LLEF Net Present Value @ 10% Discount Break - Even Price ($/bbl) Number of Locations SEA Drilling Inventory # Locations PV10 Break-Even

Summary 2017 Dimmit / McMullen results proving up economics on large scale inventory Enhanced completion designs resulting in some of our best wells to date Confidence in achieving 2017 exit rate forecast of 9,000-10,000 boe/d 2017 Drilling program complete with 4 McMullen completions set for Q4 ‘17 Addressed near-term liquidity concerns with Vitol Revenue Advance Facility

Appendix

Executive summary Management team Eric McCrady, Managing Director & CEO Eric was appointed CEO in April 2011 and Managing Director of the Board in November 2011. He served as CFO from June 2010 until becoming CEO. Eric has over 15 years of entrepreneurial experience with an extensive track record in investment evaluation and management, acquisitions and divestitures, strategic planning, general management, risk management, and capital formation with companies including The Broe Group, a private investment firm, GE Capital and American Coin Merchandising. Cathy Anderson, Chief Financial Officer Cathy was appointed CFO in December 2011. Cathy is a Certified Public Accountant with over 30 years experience, primarily in the oil and gas industry, in budgeting and forecasting, regulatory reporting, corporate controls, financial analysis and management reporting with various public and private companies including Key Production (predecessor of Cimarex), OptiGas and Arthur Andersen. Grace Ford, Chief Operating Officer Grace was appointed Chief Operating Officer in August 2015 and VP of Exploration and Development in March 2013. She served as VP of Geology from September 2011. Grace has over 20 years of technical experience focused on geology resource play evaluation and development, exploration, well and completion design, and reservoir characterization with companies including EOG Resources, Baytex Energy USA and Marathon. Mike Wolfe, Vice President, Land Mike was appointed VP of Land in March 2013. He served as Senior Land Manager from December 2010. Mike has over 30 years of senior land management experience including field leasing, acquisitions and divestitures, title, lease records, and management of a multi-rig drilling program with companies such as Cimarex and Texaco. Trina Medina, Vice President, Reservoir Engineering Trina was appointed VP of Reservoir Engineering in September 2015. Trina has over 20 years of broad reservoir engineering experience focused across conventional, unconventional and secondary recovery evaluation and development projects, including corporate reserves with companies such as Newfield, Stone Energy Corp, PDVSA (PDVSA E&P). Trina is a member of SPE and SPEE and reviewer for SPE.

Board of Directors Mike Hannell, Chairman 45 years’ experience in upstream and downstream petroleum industry. Previously held senior positions with Santos Ltd and Mobil Oil. Eric McCrady, Managing Director & CEO Previously CFO of Sundance Energy. More than 15 years’ entrepreneurial experience with an extensive track record in M&A, JVs, IPOs, privatization transactions, and senior and mezzanine debt transactions. Damien Hannes, Non-Executive Director More than 25 years’ finance experience; most recently, 15 years with Credit Suisse in Asia Pacific region. Weldon Holcombe, Non-Executive Director More than 30 years’ technical, operational and managerial experience in leading US unconventional resource plays. Most recently Executive VP, Mid-Continent Region for Petrohawk Energy Corporation. Neville Martin , Non-Executive Director Former partner and current consultant at Minter Ellison in Adelaide. 40 years’ experience in corporate law and mining and gas law. Former state president of the Australian Mining & Petroleum Law Association.

Hedge Summary As of 7 August 2017. 2017 represents the remaining hedges for 2017 HEDGE CONTRACTS (1) PRICING OIL Boe Bbl Per Day Floor Ceiling 2017 867,942 5,673 Bbls of oil hedged for 2017 49.26 53.55 2018 1,186,060 3,249 Bbls of oil hedged for 2018 49.55 54.40 2019 636,000 1,742 Bbls of oil hedged for 2019 49.19 52.99 2020 108,000 296 Bbls of oil hedged for 2020 47.05 52.50 2,798,002 $ 49.24 $ 54.55 GAS Boe Mcf Per Day Floor Ceiling 2017 1,755,000 1,912 Boe of gas hedged for 2017 2.88 3.07 2018 2,106,000 962 Boe of gas hedged for 2018 2.92 3.24 2019 1,212,000 553 Boe of gas hedged for 2019 2.78 3.47 2020 216,000 99 Boe of gas hedged for 2020 2.54 2.93 5,289,000 $ 2.86 $ 3.22